UNIT 1403-6, 14/F, TEXACO CENTRE 138 TEXACO ROAD TSUEN WAN, N.T. HONG KONG	TELEPHONE : 2408 7811 FACSIMILE : 2407 4056 WWW.ASAT.COM

May 6, 2008

Mr. Brian Cascio, Branch Chief

Mr. Gary Todd, Staff Accountant

Mr. Jong Ho Hwang, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ASAT Holdings Limited (the “Company”)
Form 20-F for the Fiscal Year Ended April 30, 2007 filed on October 15, 2007
Form 20-F/A for the Fiscal Year Ended April 30, 2007 filed on November 1, 2007
File No. 000-30842

Dear Messrs. Cascio, Todd and Hwang:

We are providing to you this letter in response to the comment letter, dated April 11, 2008, from the Staff of the Commission (the “Letter”) in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2007 filed on October 15, 2007 and Amendment No. 1 to Annual Report on Form 20-F/A for the fiscal year ended April 30, 2007 filed on November 1, 2007 (collectively, the “2007 20-F”). For your convenience, we have set forth each of your comments below followed by the Company’s response to each comment.

Item 5. Operating and Financial Review and Prospects

Off-Balance Sheet Arrangements, page 60

1. We see that you entered into long-term leases for the facilities in Dongguan China. Please tell us how you considered the requirements of SFAS 13 in assessing whether the leases should be accounted for as capital leases.

According to paragraph 7 of SFAS 13 Accounting for leases, a lease shall be classified as a capital lease if it meets one or more than one of the following criteria:

a.	The lease transfers ownership of the property to the lessee by the end of the lease term;

b.	The lease contains a bargain purchase option (a provision allowing the lessee, at his option, to purchase the leased property for a price which is sufficiently lower than the expected fair value of the property at the date the option becomes exercisable that exercise of the option appears, at the inception of the lease, to be reasonably assured);

c.	The lease term is equal to 75 percent or more of the estimated economic life of the leased property;

Mr. Brian Cascio

Mr. Gary Todd

Mr. Jong Ho Hwang

Securities and Exchange Commission

May 6, 2008

Page Two

d.	The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessor at the inception of the lease over any related investment tax credit retained by the lessor and expected to be realized by him.

SFAS 13, paragraph 26 further states that in the case of a lease involving both land and building which does not meet either criterion under paragraph 7 (a) or (b), the land and building shall be considered as a single unit for purposes of applying the criteria of paragraph 7 (c) and (d) unless the fair value of the land is 25 percent or more of the fair value of the leased property unit.

The leases for the Company’s facilities in Dongguan, China were for both land and buildings and did not meet either criterion under paragraph 7 (a) or (b). Per the Company’s rental agreements for such facilities, the ownership will not be transferred to the Company at the end of the agreements. Although the Company has an option and a right of first refusal to purchase the facilities, the price will be determined based on the fair market value at the date of exercise of the purchase option, and this should not be considered as a bargain purchase option.

Further, as the fair value of the land was lower than 25% of the fair value of the leased property, the land and building were considered as a single unit for the purposes of applying the criteria under paragraph 7(c) and (d). The agreement does not meet criteria (c) as the rental agreements are only for 16 years (including the construction period) which is much shorter than the economic life of the facilities of 40 years as estimated by an external appraiser. Finally, the criteria under (d) is also not met as the present value of the minimum lease payment is lower than 90% of the fair value of the leased facilities as estimated by an external appraiser.

Based on the above, the Company concluded that the lease of the facilities in Dongguan, China should be accounted for as operating leases.

Item 15. Controls and Procedures, page 93

2. Disclosure from the first paragraph indicates that “In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Mr. Brian Cascio

Mr. Gary Todd

Mr. Jong Ho Hwang

Securities and Exchange Commission

May 6, 2008

Page Three

The Company acknowledges the Staff’s comment and confirms that it will revise Item 15 accordingly in its Amendment No. 2 to Annual Report on Form 20-F/A for the fiscal year ended April 30, 2007 to be filed with the Commission (“Amendment No. 2”).

3. We note your statement that the chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures are effective “subject to the limitations noted above,” which appear to be in part related to the length of time that the executives have been employed by ASAT. Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

The Company acknowledges the Staff’s comment and confirms that it will revise the disclosure by removing the phrase “subject to the limitations noted above,” and stating the conclusions reached by its chief executive officer and chief financial officer on the effectiveness of its disclosure controls and procedures in its Amendment No. 2.

Form 20-F/A as of April 30, 2007

Item 19. Exhibit Index, page 1

4. We see that amended Form 20-F filed on November 1, 2007 does not include certifications under Section 302 or Section 906 of Sarbanes-Oxley. Please amend to provide currently dated certifications from your principal executive officer and principal financial officer. Refer to the instructions to Item 19 of Form 20-F and Exchange Act Rule 13a-14(a).

The Staff’s comment is noted, and the Company will provide currently dated certifications from its principal executive officer and principal financial officer to be attached to its Amendment No. 2.

Mr. Brian Cascio

Mr. Gary Todd

Mr. Jong Ho Hwang

Securities and Exchange Commission

May 6, 2008

Page Four

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

(c) Revenue Recognition and Risk of Loss, page F-8

5. In future filings please expand to clarify how you apply the four revenue recognition criteria listed in the fourth sentence of the disclosure in your specific circumstances. Please also describe the nature and extent of discounts referred to in that sentence, including how you estimate the amount of those discounts and the timing of recognition.

The Company acknowledges the Staff’s comment and confirms that it will expand the application of revenue recognition criteria in its future filings. To date, the Company has not offered or provided any sales discounts to its customers. To make this disclosure more clear, the Company will remove reference to discounts from its revenue recognition accounting policy in its future filings following Amendment No. 2 until the Company commences providing discounts to its customers.

Note 12. Purchase Money Loan Facility, page F-19

6. We note that you issued warrants in connection with the Purchase Money Loan Facility. In future filings please disclose how you accounted for and valued those warrants, including methods, models and significant assumptions. Please apply this guidance to other disclosures where you issued warrants, such as in connection with the preferred shares described in Note 15 and in connection with the Freescale settlement described in Note 23.

The Company acknowledges the Staff’s comment and confirms that it will disclose the requested information in its future filings following Amendment No. 2.

Note 15. Series A Redeemable Convertible Preferred Shares, page F-22

7. You disclose that “The Company engaged independent appraisers to assess the fair value of the warrants referenced above and the intrinsic value of the beneficial conversion feature of the Series A Preferred Shares.” While in future filings management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise future filings to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 20-F by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement. Please also apply this comment to any other references to valuation experts, such as the reference in the fourth paragraph of Note 23.

Mr. Brian Cascio

Mr. Gary Todd

Mr. Jong Ho Hwang

Securities and Exchange Commission

May 6, 2008

Page Five

The Company acknowledges the Staff’s comment and confirms that it will disclose the name of the independent valuation firm in its future filings following Amendment No. 2 and, if applicable, provide a consent letter from the independent valuation firm as an exhibit to the registration statement.

*        *        *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any question with respect to the foregoing responses, please do not hesitate to contact the undersigned at 852-2439-8836, Kevin Kong at 852-2439-2236 or Paul Boltz of the Company’s outside legal counsel, Morrison & Foerster, at 852-2585-0856.

Best regards,

/s/ Kei Hong Chua
Kei Hong Chua

cc:	Paul Boltz — Morrison & Foerster

Sherman Cheung — PricewaterhouseCoopers

Diane Howell — PricewaterhouseCoopers